File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2008

(Filed April 17, 2008)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated April 17, 2008

Annual Shareholders Meeting

approves 2007 financial results

  The company plans to invest approximately US$250 million in 2008

San Pedro Garza Garcia, N.L., Mexico - April 17, 2008 - Vitro S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), held today its Annual General Shareholders Meeting at which the 2007 financial results were approved.

At the meeting, shareholders approved the 2007 Audit, Corporate Practices and Finance and Planning Committees reports, as well as those of the Board of Directors and CEO.

Additionally, the shareholders approved a cash dividend of MxPs $0.40 (forty Mexican cents) per common share, payable on May 12, 2008; elected Directors for 2008; certified the independent ones; and elected the Chairman of the Audit and Corporate Practices Committees, in accordance with the Mexican Securities Law.

The shareholders recognized the Company's key achievements which include another historic sales record in the Glass Containers business unit, an excellent recovery of the Flat Glass business unit, as well as a consolidated financial position despite a temporarily disruption in natural gas supply to some of our manufacturing facilities, which impacted our financial results.

Federico Sada, CEO of Vitro said, "Thanks to our debt refinancing, to an important capital investment in order to expand our manufacturing capacity, as well as to increase our efficiency and cost reduction permanent efforts, we are prepared to engage the path for profitable and selective growth"

"Our results confirm that we have implemented the right strategies and we now have new perspectives. Our focus and determination have helped us to move forward and we will continue working with more energy during 2008 to continue creating value for our shareholders", concluded Mr. Sada.

During 2008, the Company expects to invest approximately US$250 million in maintenance of its glass containers and float glass manufacturing facilities, as well as capacity expansion projects, the completion of the Vimex transfer from Mexico City to Toluca, and optimizing its manufacturing processes and technology to maintain its competitive edge.

Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that offer excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. Also, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life for our employees as well as the communities in which we do business by generating employment and economic prosperity thanks to our permanent focus on quality and continuous improvement as well as consistent efforts to promote sustainable development. Our World Headquarters are located in Monterrey, Mexico where Vitro was founded in 1909 and now embarks major facilities and a broad distribution network in nine countries in the Americas and Europe. For more information, you can access Vitro's Website at: http://www.vitro.com

For more information, please contact:

Media Albert Chico Smith Roberto Riva Palacio Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com	Investor Relations Adrian Meouchi/Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. Agency Susan Borinelli / Kay Breakstone Breakstone Group (646) 330-5907 sborinelli@breakstone-group.com kbreakstone@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: April 17, 2008